EXHIBIT 2.2

FIRST AMENDMENT

TO

ASSET PURCHASE AGREEMENT

This FIRST AMENDMENT TO ASSET PURCHASE AGREEMENT (this "First Amendment") is made as of November 12, 2003, by and among SHAW INDUSTRIES GROUP, INC., a Georgia corporation (the "Purchaser"), THE DIXIE GROUP, INC., a Tennessee corporation (the "Parent"), CANDLEWICK YARNS, INC., a Tennessee corporation ("Candlewick"), BRETLIN, INC., a Georgia corporation ("Bretlin"), and DIXIE GROUP LOGISTICS, INC., a Georgia corporation ("Dixie Group Logistics") (Candlewick, Bretlin, and Dixie Group Logistics are collectively referred to herein as the "Subsidiaries"; Parent and the Subsidiaries are each sometimes referred to herein as a "Seller", and collectively referred to herein as the "Seller"). The Purchaser and the Seller are referred to in this Agreement individually as a "Party" and collectively, as the "Parties".

Recitals

Whereas, on September 4, 2003, the Parties entered into that certain Asset Purchase Agreement (the "Asset Purchase Agreement"), pursuant to which the Seller agreed to sell, transfer, assign and deliver to the Purchaser certain of the assets owned or used by, and certain of the liabilities of, the Seller with respect to its North Georgia operations (excluding Seller's rights to its Masland, Fabrica, Candlewick, and Chroma Technologies businesses, and its Dixie Home products and brands, its yarn processing facilities in Ringgold, Georgia and Roanoke, Alabama, and its corporate and information technology functions), and the Purchaser agreed to purchase and accept such assets, and assume such liabilities, and in connection therewith, the Seller would receive consideration in the form of cash;

Whereas, the Parties desire to amend the Asset Purchase Agreement to modify certain of its provisions, as provided herein; and

Whereas, capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Asset Purchase Agreement.

Agreement

Now, therefore, in consideration of the premises and mutual promises herein made, and in consideration of the representations, warranties, and the covenants herein contained, each of Parties agree as follows:

    That portion of Schedule 1(b) which sets forth those Assumed Personal Property Leases which are forklifts is hereby deleted in its entirety, and inserted in lieu thereof is a new schedule of forklifts which are Assumed Personal Property Leases, as set forth as Annex I to this First Amendment.

    Schedule 1.2 and Schedule 2.1(c) to the Asset Purchase Agreement are each amended to provide that, at Closing, the Purchaser shall acquire and assume from the Seller the rights and obligations of the Seller arising from and after the Closing in and to Four Hundred Fifty (450) Microsoft Software Licenses for the Enterprise 5.2 Program, by Dell USA LP as reseller and Microsoft Business Agreement U5965998, Microsoft Enterprise Agreement 01E51393 and Microsoft Enrollment 3195098 with an effective date of September 27, 2001, until September 30, 2004. The parties will work with Microsoft to transfer the licenses in accordance with this division once the current contract with Microsoft expires in September, 2004. Seller will pay to Microsoft the payment for the final year of the current contract, and Purchaser will pay to Seller $110,700.00 as its prorated portion of such payment.

    Schedule 2.1(c) and Schedule 3.2 to the Asset Purchase Agreement are hereby deleted in their entirety, and inserted in lieu thereof are new Schedule 2.1(c) and Schedule 3.2 in the form attached as Annex III to this First Amendment.

    Schedule 5.14 to the Asset Purchase Agreement is hereby deleted in its entirety, and inserted in lieu thereof is a new Schedule 5.14, in the form attached as Annex II to this First Amendment.

    Section 5.14 of the Asset Purchase Agreement is hereby amended by inserting the following after the last sentence in Section 5.14: "At Closing, the Parent will request of each employee of the Business identified on Schedule 5.14 who is eligible for Seller's severance pay plan that he or she execute and deliver to the Parent a Severance Agreement and Release by and between the Parent and such employee (each, a "Separation Agreement"), which Separation Agreement shall be in form and substance reasonably satisfactory to the Parent and the Purchaser. In the event that any such employee shall refuse to execute a Separation Agreement, the Purchaser shall reimburse Seller for out-of-pocket expenses and severance payments, in an aggregate amount not to exceed that amount which otherwise would have been payable to the employee had such employee executed the Separation Agreement. Only those of Seller's employees who are covered by Seller's severance pay plan shall receive a Separation Agreement or the paid severance. Parent shall be solely responsible for severance or other claims, if any, in respect of the hourly employees set forth in Section 5.14. The Parties further agree that payroll will be cut off as of the effective time of Closing, except that to the extent Seller has heretofore paid compensation through a period following Closing, the Purchaser shall reimburse the Seller for this amount."

    A new Section 5.18 of the Asset Purchase Agreement shall be inserted as follows:

"5.18 Bifurcation of Agreements.

    The Parties acknowledge that (i) as of Closing, certain of the Assumed Personal Property Leases could not be assigned by the Seller to the Purchaser because such Assumed Personal Property Leases were not divisible from one or more Contracts which constitute Excluded Assets (such Contracts, the "Combined Leases"), and (ii) the Parties desire the Purchaser to assume that portion of those rights and obligations of the Seller arising under that certain Marketing Agreement by and between the Seller and The Home Depot, Inc. (the "Home Depot Agreement") which relate to the Business.

    The Parties therefore agree that, from and after the Closing, with respect to each such Combined Lease: (i) each of Parties, in good faith cooperation with each other and with Seller taking the lead in such negotiations, shall use commercially reasonable efforts to negotiate and complete the bifurcation or amendment of such Combined Lease in a manner which separates the rights and obligations of the Purchaser under the Assumed Personal Property Leases from the rights and obligations of the Seller which pertain to any of the Excluded Assets; and (ii) for so long as such Combined Lease remains unbifurcated and unamended in the manner contemplated by this Section 5.18, each of Parties shall: (A) take such actions and execute such documents as may be reasonably necessary, desirable or requested by the other in order to ensure that the Purchaser shall enjoy the rights and perform the obligations under those Assumed Personal Property Leases, and to ensure that the Seller shall enjoy the balance and remainder of the rights and perform the balance and remainder of the obligations pursuant to such Combined Leases, (B) cooperate with each other in good faith and through the exercise of commercially reasonable efforts in connection with the enforcement and protection of their respective rights under such Combined Leases, (C) indemnify and hold each other harmless from and against Liabilities arising under such Combined Leases that properly belong to such party, and (D) not take any action that would be reasonably likely to result in any diminishment or elimination of any benefits, or increase in costs, under any such Combined Leases to the other (or, if such action is taken or done, use its commercially reasonable efforts to cure the same as soon as reasonably practicable).

    From and after the Closing, the Parties shall (i) take such actions and execute such documents as may be reasonably necessary, desirable or requested by the other in order to ensure that the Purchaser shall enjoy those rights and perform those obligations under the Home Depot Agreement which relate to the Business, and to ensure that the Seller shall enjoy the balance and remainder of the rights and perform the balance and remainder of the obligations pursuant to the Home Depot Agreement, (ii) cooperate with each other in good faith and through the exercise of commercially reasonable efforts in connection with the enforcement and protection of their respective rights under the Home Depot Agreement (as modified by this First Amendment), (iii) indemnify and hold each other harmless from and against Liabilities arising under the Home Depot Agreement that properly belong to such party, and (iv) not take any action that would be reasonably likely to result in any diminishment or elimination of any benefits, or increase in costs, under the Home Depot Agreement to the other (or, if such action is taken or done, use its commercially reasonable efforts to cure the same as soon as reasonably practicable). The Parties further agree that, from time to time as is commercially practicable and consistent with the Purchaser's accounts payable policies, the Purchaser shall pay to the Seller (i) pursuant to the fixed marketing provisions in the Home Depot Agreement, four percent (4%) of those cash receipts received by the Purchaser, which relate solely to sales actually made by either the Seller or the Purchaser to The Home Depot, Inc. between January 1, 2003, and December 31, 2003, with respect to the Business, and (ii) pursuant to the variable marketing provisions in the Home Depot Agreement, two and one-half percent (2.5%) of those cash receipts received by the Purchaser, which relate solely to sales actually made by either the Seller or the Purchaser to The Home Depot, Inc. between January 1, 2003, and December 31, 2003, with respect to the Business. With the knowledge and agreement of Purchaser, Seller executed an agreement with Home Depot for 2004. Such agreement will include sales of goods to be produced by Purchaser and sales of goods by Seller. The agreement contemplates a fixed marketing charge of 4% which is based upon estimated sales and a variable marketing charge of 2.5% based upon actual sales. Seller will be responsible for both fixed and variable charges on its sales. Shaw will pay to Home Depot $2,160,000 as its fixed charge on the estimated $54,000,000 of sales and will be responsible for the 2.5% variable charge on its actual sales.

    The provisions of this Section 5.18 shall not be construed to prohibit the Purchaser, on the one hand, or the Seller, on the other hand, from terminating or amending their respective rights and obligations under the Home Depot Agreement or under any unbifurcated, unamended Combined Lease, provided that such action is consistent with the provisions of this Section 5.18."

    A new Section 5.19 shall be inserted as follows:

    "5.19 Transfer of Title to Acquired Automobiles.

    To the extent not delivered at Closing, from and after the Closing, the Seller shall, as soon as is practicable, deliver to the Purchaser duly endorsed certificates of title, and each other document or instrument necessary and desirable to vest with the Purchaser full right, title, and interest in and to those automobiles included in the Acquired Assets, and to register the transfer of ownership and title in and to each such automobile with the appropriate Governmental Bodies."

    Product Warranty Reserve and Excess Product Warranty Reserve. The Estimated Purchase Price Schedule excludes any liability for the Product Warranty Reserve assumed by Purchaser, which liability is $692,000 as of the Closing Date, based on Seller's books and records. The parties agree that such amount shall be reflected as a reduction in the Purchase Price Adjustment set forth in the Final Adjustment Schedule and any amount in excess of that shall be "Excess Product Warranty Claims" subject to indemnification as provided in Sections 9.5 and 9.7 of the Agreement.

    All remaining provisions of the Asset Purchase Agreement shall remain unchanged and effective and are incorporated herein by reference.

    This First Amendment shall be governed by, and construed in accordance with, the laws of the State of Georgia without regard to is rules pertaining to conflicts of law.

    This First Amendment may be executed in counterparts, each of which shall be deemed an original, but all of which constitute one and the same instrument.

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IN WITNESS WHEREOF, the Parties have executed, sealed and delivered this Agreement as of the date first written above.

Purchaser: Shaw Industries Group, Inc.

By: /S/ GERALD R. EMBRY Name: Gerald R. Embry Title: V.P. Administration

Seller: The Dixie Group, Inc.

By: /S/ JON FAULKNER Name: Jon Faulkner Title: V.P.

Candlewick Yarns, Inc.

By: /S/ JON FAULKNER Name: Jon Faulkner Title: V.P.

Bretlin, Inc.

By: /S/ JON FAULKNER Name: Jon Faulkner Title: V.P.

Dixie Group Logistics, Inc.

By: /S/ JON FAULKNER Name: Jon Faulkner Title: V.P.